May 31, 2011
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Shehzad Niazi

Re:	China Ginseng Holdings, Inc. Amendment No. 4 to Form 10-12g Filed April 26, 2011 Amendment No. 2 to Form 10-Q for the Quarterly Period Ended December 31, 2010 Filed April 26, 2011 File No. 000-54072

Dear Mr. Niazi:

This letter is provided in response to your letter dated May 20, 2011 regarding the above-referenced filings of our client, China Ginseng Holdings, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

Amendment No. 4 to Form 10-12g
General

1.
We note that your written statement containing the Tandy representations continues to be signed by your attorney and not by the company.  Please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Pursuant to your comment, we have enclosed with this response letter a written statement from the Company acknowledging the above herein.

Item 1. Business, page 2
Our Organizational Structure, page 2

2.
 We partially reissue comment one of our letter dated April 4, 2011.  Please revise your registration statement to also include your response to our prior comment.  We also note that the document attached as Exhibit 10.22 does not appear to be a certificate of approval certifying Ganzhi as a foreign-owned enterprise.  Please file the certificate of approval and revise your exhibit index as appropriate.

Response: Pursuant to your comment, we have revised our registration statement to include the disclosure that the 2006 M&A rule does not apply to any of our wholly foreign owned entities on page 2. In addition, we have filed a certificate of approval certifying Ganzhi as a foreign-owned enterprise.

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.607.5950 ■ f: 212.202.6380 ■ www.htwlaw.com

3.
We reissue comment five of our letter dated April 4, 2011. We continue to note the reference on page six to your ginseng resale business accounting for a small portion of your revenue. Please revise to reconcile this statement with your subsequent disclosure regarding the significant role this portion of your business plays in your overall operations.

Response: Pursuant to your comment, we have revised our disclosure on page 6.

Canned Ginseng Juice, page 7
Distribution Methods, page 8

4.	We partially reissue comment nine of our letter dated April 4, 2011. Please revise your disclosure in this section to make the changes you discuss in your correspondence dated April 26, 2011.

Response: Pursuant to your comment, we made changes as we discussed in our response letter dated April 26, 2011 on page 8 and page 11 respectively.

Wine, page 10
General

5.
We note the reference to three separate products in Annex 1 to Exhibit 10.19. It is unclear whether you intend to sell a separate cabernet sauvignon along with the other wines described in your prospectus.  Please advise or revise the disclosure to discuss this third product.

Response: Pursuant to your comment, we have revised and refiled Exhibit 10.19 to this prospectus as we do not intend to sell a separate cabernet sauvignon.

Distribution Methods, page 11

6.
We note your disclosure on page 11 that “the distribution shall sell not less than 3 million RMB within 6 months of the signing of the agreement, or we are entitled to cancel its distributor qualifications.” Please reconcile this with your tabular disclosure that appears to indicate that only 800,000 RMB worth of wine needs to be sold within the first six months.  It appears the 3 million RMB amount is the annual purchase requirement.

Response: Pursuant to your comment, we have revised the disclosure on page 11 to indicate that 3 million amount is the annual purchase requirement and the distributor shall sell not less than 800,000 RMB wine within 6 months of the signing of the distribution, otherwise, the Company is entitled to cancel its distributor qualifications.

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.607.5950 ■ f: 212.202.6380 ■ www.htwlaw.com

7.
We note several apparent discrepancies between your disclosure of the terms of your wine distribution agreement and the contract filed as Exhibit 10.19.  For example, the wholesale prices listed in the contract and those described in footnote two on page 11 appear to be different and the list of incentive awards in the contract refers to “Over 50 thousand -  1 million RMB” when it apparently should refer to “Over 500 thousand.”  Please revise to reconcile these discrepancies.

 Response: Pursuant to your comment, we have revised the disclosure on page 11 of the registration statement and the translation of the contract filed as Exhibit 10.10 to reconcile these discrepancies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Results of Operations, page 28

8.
We reissue comment 13 of our letter dated April 4, 2011. Please provide a more detailed discussion of the reason(s) for the changes in the results of operations. For example and without limitation, provide additional detail on the “other selling general and administrative expenses” described in the last sentence of page 29.

Response: Pursuant to your comment, we have provided additional detailed reasons for the changes on the “other selling general and administrative expenses” on page 29.

Item 7. Certain Relationships and Related Transactions, and Director Independence Director Independence, page 40

9.
We partially reissue comment 17 of our letter dated April 4, 2011.  Please clarify whether Liu Na or Chu Ming Kun are related to any officers or directors.  In addition, please clarify the nature of the relationship between the individuals listed in footnote five and the company.

Response: Pursuant to your comment, we have revised our disclosure on page 40 of the  prospectus.

Form 10-Q/A for the Quarter Ended December 31, 2010
General

10.	Please amend this Form 10-Q to comply with the comments issued above, as applicable.

Response: Pursuant to your comment, we have revised our Form 10-Q for the three month ended December 31, 2010 to include the disclosure that the 2006 M&A rule does not apply to any of our wholly foreign owned entities on page 5 of the Form 10-Q.

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.607.5950 ■ f: 212.202.6380 ■ www.htwlaw.com

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 4

11.
We reissue comment 25 of our letter dated April 4, 2011. Please provide a more detailed discussion as to the reason(s) for the changes in the results of operations and quantify the amount of the changes.  In this regard, we note that you have not revised your discussion of any aspect of this disclosure other than Revenue.

Response: Pursuant to your comment, we have provided a more detailed discussion as to the reasons for the changes in the results of operations and quantify the amount of the changes from page 9-13 of Form 10-Q for the three months ended December 31, 2010.

12.
Please bring back the deleted disclosure regarding your two credit agreements and the consequences they may have on your liquidity and capital resources or advise us of the basis for removing this disclosure.

Response: Pursuant to your comment, we have brought back the deleted disclosure regarding the two credit agreements and the consequences they may have on our liquidity and capital resources on page 11 of the Form 10-Q for the quarter ended December 31, 2010.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,
Hunter Taubman Weiss LLP

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

Cc: Liu Changzhen

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.607.5950 ■ f: 212.202.6380 ■ www.htwlaw.com